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                                                                    Exhibit 4.35

                            [DRAXIS HEALTHCARE LOGO]


                                                                 October 1, 1997

DELIVERED

Dr. Richard J. Flanagan
2648 Charlebois
St. Lazare, P.Q.
J7T 2C3

Dear Dr. Flanagan:

        This letter will confirm the terms and conditions of your employment with Draximage Inc. ("Draximage").

1.      EMPLOYMENT

        Effective September 12, 1997 you shall be employed with Draximage as the Executive Vice-President on the terms and conditions contained in this Agreement. You shall report to the President of Draximage. As Executive Vice-President, you shall be responsible for overseeing all manufacturing, scientific and regulatory affairs of Draximage including research and development and quality control. In addition, you will perform any additional employment responsibilities consistent with your current position assigned to you from time to time by the President.

2.      BASE SALARY

        Draximage will pay to you during the term of this Agreement a salary of $125,240 per annum, payable semi-monthly, in arrears ("Base Salary"). Such salary shall be subject to review by the Compensation Committee of the Board of Draxis Health Inc. ("Draxis") on an annual basis, commencing 1998. Any salary increases shall be determined on merit and shall be effective from January 1 of each calendar year.

3.      BENEFITS

        You will be entitled to participate in all benefit plans which Draximage shall from time to

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Dr. Richard J. Flanagan                                          October 1, 1997

time make available to its executive employees, subject to applicable eligibility rules thereof. The benefits currently offered are:

        -       major medical
        -       dental
        -       group life
        -       long term disability
        -       accidental death and dismemberment
        -       travel insurance

4.      STOCK OPTION PLAN

        You will be eligible to participate in Draxis' Stock Option Plan, in accordance with the terms and conditions of that plan. On or about September 12, 1997 Draxis will grant you options to purchase 10,000 shares. These options shall vest as follows:

        (a)     3,334 shares on September 12, 1998;
        (b)     3,333 shares on September 12, 1999; and
        (c)     3,333 shares on September 12, 2000.

The price of each option shall be the closing price of the Draxis shares on the Toronto Stock Exchange on the trading date immediately preceding the date of the grant. The options may be exercised in whole or in part at any time within 5 years after the date of the grant, subject to vesting as set out above.

5.      STOCK PURCHASE AND BONUS PLAN

        You will be eligible to participate in Draxis' Stock Purchase and Bonus Plan, subject to applicable eligibility rules thereof and in accordance with the terms and conditions of that plan. In respect of the 1997 calendar year, you shall be entitled to participate on a pro-rata basis for the portion of the year you will be an employee of Draximage based on employment during 5/12ths of the year.

6.      ANNUAL CONTINGENT VARIABLE INCENTIVE PAY (BONUS)

        In addition to the Base Salary, you will be eligible to receive an incentive bonus to a maximum amount of 20% of your then Base Salary, based upon the achievement of corporate objectives for Draximage and personal objectives mutually agreed upon at the commencement of each calendar year. In addition, commencing in 1998, you will be eligible to receive a further incentive bonus to a maximum of 10% of your then Base Salary, based on the achievement of corporate objectives for Draxis. For calendar year 1997, the maximum amount of any incentive bonus will be pro-rated for the portion of the year you will be an employee of Draximage. The incentive bonus, if any, shall be paid within 60 days following approval by the Draxis Board of Directors of the annual audited financial statements of Draximage for the calendar year.

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Dr. Richard J. Flanagan                                          October 1, 1997

        The parties have agreed that you will be eligible to receive the Bonus under the following circumstances, subject to achievement of the mutually agreed objectives:

        (a) if you are employed on December 31 of the calendar year for which the Bonus is paid;

        (b) if you die or become disabled, the Bonus shall be prorated from January 1 of that calendar year until date of death or Absence Date (defined below);

        (c) if you are terminated without serious reason, the Bonus shall be prorated from January 1 of that calendar year until the date of termination.

        You will not be eligible to receive the Bonus, or a portion thereof, if you resign, retire or are terminated for serious reason.

7.      TRANSACTION BONUS

        Upon the purchase by Draximage of the assets of the RadioPharmaceutical division of Merck Frosst Canada, and provided you remain employed by Draximage on September 12, 1998, you will receive a bonus of $12,524.00 ("Transaction Bonus") payable in two equal installments as follows:

        (a) 50% of the Transaction Bonus payable within 10 business days following September 12, 1997; and

        (b) 50% of the Transaction Bonus, within ten business days following September 12, 1998.

For clarity, if for any reason excluding termination by Draximage without serious reason but including termination with serious reason, death, disability, retirement or resignation, you are not employed by Draximage on September 12, 1998, no portion of the outstanding amount of the Transaction Bonus will be paid to you.

8.      RETENTION BONUS

        As an incentive to encourage you to remain with Draximage, you will be eligible to receive a retention bonus, in the amount of $31,210 ("Retention Bonus"), payable on September 12, 2000, subject to the following eligibility rules:

        (a) the Retention Bonus will be paid if you remain continuously employed on September 12, 2000;

        (b) if you remain continuously employed on December 31, 1998, and thereafter die or become disabled, that portion of the Retention Bonus, prorated to the date of death or Absence Date (defined below), will be paid;

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Dr. Richard J. Flanagan                                          October 1, 1997

        (c) the Retention Bonus will be paid if you are terminated by Draximage without serious reason prior to September 12, 2000;

        (d) no Retention Bonus, or portion thereof, will be paid if you resign, retire or are terminated for serious reason.

9.      LONG TERM INCENTIVE PLAN

        You will be eligible to participate in the Draximage Long Term Incentive Plan, in accordance with the terms and conditions of that plan as are described in the term sheet attached as Schedule A to this Agreement.

10.     VACATION

        Each calendar year, commencing on January 1, you shall be entitled to six weeks vacation per annum to be taken at a time or times acceptable to Draximage, having regard to its operations. There shall be no vacation time carried over from one calendar year into the following calendar year, unless previous authorization has been received from the President. For the period from September 12, 1997 until December 31, 1997, your vacation entitlement shall be prorated.

11.     PROFESSIONAL FEES

        Upon submission of invoices for services rendered in accordance with section 12 below, Draximage will reimburse you for professional fees reasonably incurred in the negotiation or administration of this Agreement, or any of the compensation plans provided hereunder, including the Long Term Incentive Plan, to a maximum amount of $1,000 per calendar year.

12.     EXPENSES

        Draximage agrees that it shall reimburse you for all travelling and other out of pocket expenses actually and properly incurred in connection with your duties with Draximage. This includes reimbursement for mileage costs reasonably incurred for business purposes at the rate prescribed from time to time by Revenue Canada. For all such expenses you agree you will furnish statements and vouchers as and when required by Draximage.

13.     DEDUCTIONS

        All salary and other payments and allowances outlined in this Agreement are subject to such withholding and deduction at source as may be required by law or by contract.

14.     EMPLOYEE'S COVENANTS

        You agree that you shall devote the whole of your working time, attention and ability to the business of Draximage and shall use your best efforts to promote the interests of Draximage.

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Dr. Richard J. Flanagan                                          October 1, 1997

        Further, you agree that you shall duly and diligently perform all the duties properly assigned to you while in our employ and shall well and faithfully serve Draximage. You agree that while employed with Draximage that you shall not, without the prior written consent of the President, engage or otherwise be concerned in any other commercial business or occupation, or become a director, officer, agent or employee of any other entity. For clarity, nothing prevents you from holding shares listed on a Canadian, American or other stock exchange where your holdings do not exceed 5% of the outstanding shares so listed.

You agree to execute and be bound by the Code of Ethics and Access to Facility Agreements which are attached to this Agreement as Appendix B and Appendix C, respectively.

15.     CONFIDENTIAL INFORMATION, NON-SOLICITATION AND NON-COMPETITION

(a)     NON-DISCLOSURE OF CONFIDENTIAL INFORMATION

        As Executive Vice President, you acknowledge that you are creating, have access to, and require knowledge of confidential and commercially valuable information of Draximage, and Draxis and its Affiliates (as defined below) the unauthorized use or disclosure of which could cause the Company (as defined below) serious and irreparable damage.

        (1) "Confidential Information" means all information, and all documents and other tangible things recording any such information, relating to or useful in connection with the business of Draximage, Draxis and its Affiliates (together, the "Company") whether or not a trade secret within the meaning of the applicable law, which at the time or times concerned is not generally known to Competitors (as defined below) and which has been or is from time to time disclosed to or developed by you as a result of your employment with Draximage. Confidential Information includes, but is not limited to, the following information of the Company:

                (i)     new products;

                (ii)    marketing strategies and plans;

                (iii)   development strategies and plans;

                (iv)    manufacturing processes and technologies;

                (v) research in progress and unpublished manuals or know how;

                (vi)    regulatory filings;

                (vii) identity of and relationship with licensees, licensors or suppliers of Draximage;

                (viii) finances, financial information, financial management systems of Draximage;

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Dr. Richard J. Flanagan                                          October 1, 1997

                (ix)    market research;

                (x)     market experience with products;

                (xi)    customer lists;

                (xii)   pricing;

                (xiii)  employee salaries, benefits and perquisites; and

                (xiv) any other research, information or documents which you are told or reasonably ought to know that Draximage regards as proprietary or confidential.

        (2) You agree that you shall hold all Confidential Information in the strictest confidence, as a fiduciary. Without limiting such obligation, you shall use Confidential Information only at times and places designated by Draximage in furtherance of its business. You shall not, except where Draximage otherwise provides its prior written consent, or where required by a lawful order of a tribunal or by law, directly or indirectly disclose to any Person any Confidential Information, directly or indirectly sell, give, loan or otherwise transfer any Confidential Information or copy thereof to any Person, publish, lecture on or display any Confidential Information to any Person or use Confidential Information for your own benefit or the benefit of any other Person.

        (3) Your obligations under this section shall remain in effect with respect to each item of Confidential Information until the date upon which such Confidential Information has been publicly disclosed in a manner properly authorized by Draximage or otherwise has become known to Competitors without any breach of this section by you.

        (4) For purposes of this Agreement, "Affiliate", "affiliated" and "associate" have the meaning attributed to such terms in the CANADA BUSINESS CORPORATIONS ACT, as amended from time to time, and any successor legislation thereto.

        (5) For purposes of this Agreement, "Competitor" shall mean any Person which engages or is preparing to engage, in whole or in part, in the design, development, manufacture, marketing or sale of any products or services which compete directly with a product or service which, during the period of your employment, Draximage marketed or at the time of termination of this Agreement and your employment hereunder, is then preparing to market.

        (6) For purpose of this Agreement, "Person" shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and VICE VERSA.

(b)     NON-SOLICITATION AND NON-COMPETITION

        (1) You acknowledge that the pharmaceutical industry, including the radio-pharmaceutical industry, is a highly competitive business. You are a key executive of Draximage, and as a result of your senior position within the company, you confirm that you

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Dr. Richard J. Flanagan                                          October 1, 1997

have acquired extensive background in and knowledge of Draximage's business and the pharmaceutical industry in which it operates. You further acknowledge that Draximage develops and markets its products on the North American basis. Accordingly, you agree that in the course of your employment with Draximage, and thereafter for a period of one year you shall not, without the prior written authorization of the President whether as principal, as agent, or as an employee of, or in partnership, or association with any other Person, in any manner whatsoever directly or indirectly:

        (i) become employed by or associated or affiliated with any Competitor of Draximage in North America where Draximage marketed its products or services during the twelve-month period immediately prior to the termination of this Agreement and your employment hereunder, for any reason;

        (ii) seek to employ or encourage others to employ or otherwise engage employees, agents or subcontractors of Draximage, (who are employees, agents or subcontractors on the date this Agreement terminated) or seek to in any way disrupt their business relationship with Draximage;

        (iii) obtain by any means whatsoever the business of any Person who at the time of the termination of this Agreement and your employment hereunder, was a customer of Draximage, if to obtain such business may result in a reduction of that Person's business with Draximage;

        (iv) approach any Person who at the time of the termination of this Agreement and your employment hereunder was a customer of Draximage with the intention of soliciting or enticing the business of that Person away from Draximage.

For clarity, nothing prevents you from holding shares listed on a Canadian, American or other stock exchange where your holdings do not exceed 5% of the outstanding shares so listed.

(c)     REASONABLENESS

        You agree that the obligations set out in sections 15(a) and (b) together with your other obligations under this Agreement are reasonably necessary for the protection of Draximage' proprietary and business interests and you expressly agree that:

        (i) the scope of each of the covenants set out in paragraphs 15(a) and (b), above are in all respects, and in particular, in respect of area, time and subject matter, necessary and reasonable because Draximage is marketing its products on a North American basis;

        (ii) given your general knowledge and experience, the obligations contained in this Agreement will not preclude you from becoming gainfully employed with other employers who are not Competitors following termination of this Agreement and your employment hereunder for any reason.

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Dr. Richard J. Flanagan                                          October 1, 1997

(d)     BREACH OF AGREEMENT

        You also recognize that any breach of the terms and conditions of this Agreement by you will result in material damage to Draximage, although it may be difficult for Draximage to establish the monetary value of such damage. You therefore agree that Draximage shall be entitled to injunctive relief, in addition to any other remedies available to it, in a court of appropriate jurisdiction in the event of any breach or threatened breach by you of any of the provisions of this Agreement.

16.     TERMINATION OF EMPLOYMENT

        (a)     TERMINATION BY DRAXIMAGE FOR SERIOUS REASON

        Draximage may terminate this Agreement and your employment hereunder at any time for serious reason without notice and without payment of any kind of compensation either by way of anticipated earnings or damages of any kind. Should your employment be terminated for serious reason, you shall be provided with salary earned and outstanding vacation pay accrued to the date of termination and you shall be reimbursed for business expenses properly incurred prior to the date of termination following provisions by you of the applicable receipts.

        (b)     TERMINATION BY DRAXIMAGE WITHOUT SERIOUS REASON AND WITHOUT
                NOTICE

        On or before September 12, 2002, Draximage may terminate this Agreement and your employment hereunder, in its sole discretion, without notice and without serious reason, effective immediately upon the date you are advised of the termination.

        If your employment is terminated without serious reason pursuant to this section, Draximage shall:

                (1) Pay to you a severance allowance equivalent to one year (twelve months) of your then Base Salary in a lump sum within two weeks following the date of such termination.

                (2) Pay to you all outstanding vacation pay accrued and any earned but unpaid salary up to the date of such termination within two weeks of the date of termination.

                (3) Reimburse you for any business expenses incurred by you up to and including the date of such termination following provision by you of applicable receipts.

                (4) Ensure that it has complied with all statutory obligations imposed by the Quebec LABOUR STANDARDS CODE.

                (5) Pay to you the Transaction Bonus, if it has not previously been paid.

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Dr. Richard J. Flanagan                                          October 1, 1997

                (6) Pay to you a portion of the Annual Contingent Variable Incentive Pay, prorated from January 1 of the calendar year in which the termination occurs until the date of termination.

                (7) Pay to you the Retention Bonus, if it has not previously been paid.

The payment referred to in paragraph 1 above shall be guaranteed and shall not be subject to setoff or deduction as a result of your obtaining alternate employment following such termination or otherwise mitigating any damages arising from such termination. Further, the payment referred to in paragraph 1, above, is inclusive of all statutory payments which may be owed to you.

        The amounts paid to you pursuant to this paragraph shall be subject to all required deductions.

        After five years of employment, the period of notice shall be as specified in (c) below, but the manner of providing such notice and/or compensation in lieu of notice shall be as identified in this section.

        (c) Following September 12, 2002, in the event Draximage terminates your employment without serious reason, for each completed year of service thereafter Draximage shall provide compensation in lieu of one additional month's notice, to a maximum of 18 months notice.

        (d)     TERMINATION BY DRAXIMAGE WITHOUT SERIOUS REASON UPON DISABILITY

        If, as a result of incapacity due to physical or mental illness, you are unable to render services of substantially the kind and nature, and substantially to the extent required to be rendered in accordance with this Agreement, and if such incapacity is expected to continue for a period of at least six consecutive months from the date such incapacity commenced ("Absence Date") this contract may be deemed to be frustrated. Your employment hereunder shall cease effective on the tenth day after written notice of cessation to you, provided that prior to such cessation Draximage has been furnished with the written certification of a qualified medical doctor designated by Draximage and you jointly which states that you are and are expected to continue to be for at least six consecutive months from the Absence Date, unable to render such services by reason of such incapacity and the date upon which such incapacity commenced. If Draximage and you are unable to agree on the designation of a qualified medical doctor to make such determination, then each party shall designate a medical doctor who, together, shall agree upon a third qualified medical doctor to make such determination. The decision of the third medical doctor shall be binding on Draximage and you. You consent to submit to such examination as may be required by any such medical doctor or doctors.

        If your employment ceases pursuant to this section, you shall be entitled to receive a total amount equivalent to one year's (twelve months) then Base Salary, commencing the date upon which the notice of cessation is delivered and payable in 24 regular payments on the regular Draximage pay days. If you are in receipt of disability benefits payable pursuant to the benefit

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Dr. Richard J. Flanagan                                          October 1, 1997

plans described above, then each semi-monthly payment payable by Draximage shall be reduced by an amount equivalent to the disability benefits payment received during that pay period. You may also be eligible to receive a portion of the Retention Bonus and/or Annual Contingent Variable Incentive Pay (Bonus), in accordance with the eligibility rules outlined in Sections 6 and 8 above.

        This payment shall be guaranteed and shall not be subject to setoff or deduction as a result of your obtaining alternate employment following the cessation of employment or otherwise mitigating any damages arising from such cessation. Further, this payment is inclusive of all statutory payments which may be owed to you.

        (e)     DEATH

        In the event that you should die during the term of this Agreement, your employment shall automatically terminate. All salary, vacation pay and any bonus payments earned to date of death but unpaid and any expenses incurred for business purposes will, upon submission of the applicable receipts, be paid to your estate. In addition, you may be eligible to receive a portion of the Retention Bonus and/or Annual Contingent Variable Incentive Pay Bonus in accordance with the eligibility rules outlined in Sections 6 and 8 above, however, except as outlined in Section 16(g), below, no other payment of any compensation either by way of anticipated earnings or damages of any kind shall be paid.

        (f)     RESIGNATION AND RETIREMENT

        You shall provide Draximage with two months' notice, in writing, of your resignation or your retirement from Draximage, during which period, so long as you continue to perform your employment duties, you shall continue to receive all salary earned and owed and all vacation pay accrued to the date of resignation or retirement, as applicable; and you shall be reimbursed for business expenses properly incurred prior to the date of resignation or retirement, as applicable, following provision by you of the applicable receipts.

        (g)     NO FURTHER NOTICE OR COMPENSATION

        For further clarity, in the event of termination of this Agreement and your employment hereunder for any reason, the terms provided in the event of termination under the Stock Option Plan, Stock Purchase and Bonus Plan, and the Long Term Incentive Plan shall apply, effective the date upon which your termination takes effect.

17.     FAIR AND REASONABLE

     The parties confirm that the notice requirements and pay in lieu of notice provisions set out above in section 16 are fair and reasonable and that no further notice or payments of any kind are owed or required. The parties agree that upon any termination of this Agreement by Draximage or upon any termination of this Agreement by you, that you shall have no action, cause of action, claim or demand, either statutory or in civil law, against Draximage, its officers,

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Dr. Richard J. Flanagan                                          October 1, 1997

directors, employees or agents or against any other Person as a consequence of such termination.

18.     RETURN OF PROPERTY

        In the event your employment with Draximage is terminated for any reason, including resignation or retirement, you will immediately return all Draximage property in your possession or under your control.

19.     PROVISIONS OPERATING FOLLOWING TERMINATION

        Notwithstanding any termination of your employment with or without serious reason, sections 15, 16, 17, 18, and any provision of this Agreement necessary to give it efficacy shall continue in full force and effect following such termination.

20.     NOTICE

        Any notice to be given in connection with this Agreement shall be given in writing and may be given by personal delivery or by registered mail addressed to the recipient as follows:

        To:     Dr. Richard J. Flanagan
                2648 Charlebois
                St. Lazare, P.Q.
                J0P 1V0

        To:     Draximage Inc.
                Attention:   Mr. R.M. Dore

or such other address or individual as may be designated by notice by either party to the other. Any notice given by personal delivery shall be deemed to have been given on the day of actual delivery and, if made or given by registered mail on the third day, other than a Saturday, Sunday or a statutory holiday in Quebec, following the deposit thereof in the mail.

21.     GOVERNING LAW

        This Agreement shall be governed by and construed in accordance with the law of the Province of Quebec.

22.     BENEFIT OF AGREEMENT

        This Agreement shall enure to the benefit of and be binding upon your heirs, executives, administrators and legal personal representatives and the successors and assigns of Draximage respectively.

23.     ENTIRE AGREEMENT

        This Agreement, the Code of Ethics, Stock Option Plan, Stock Purchase and Bonus Plan,

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Dr. Richard J. Flanagan                                          October 1, 1997

the Access to Facility Agreement and the Long Term Incentive Plan constitute the entire agreement between the parties with respect to your terms and conditions of employment and cancel and supersede any prior understandings and agreements between the parties to this Agreement. There are no representations, warranties, forms, conditions, undertakings or collateral agreements expressed, implied or statutory between the parties other than as expressly set forth in this Agreement, the Code of Ethics, Stock Option Plan, Stock Purchase and Bonus Plan, the Access to Facility Agreement and the Long Term Incentive Plan. You waive any right to assert a claim in civil law based on any pre-contractual representations, negligent or otherwise, made by Draximage.

24.     LANGUAGE OF CONTRACT

        The parties hereby confirm that they have required that this Agreement and all notices and documents required or permitted to be given or delivered pursuant hereto be drawn up in the English language. Les parties confirment par les presentes qu'elles ont exige que cette convention ainsi que tout avis ou document devant ou pouvant etre donne ou livre en vertu des presentes soient rediges en langue anglaise seulement.

        To acknowledge that the terms of employment as expressed in this Employment Agreement are acceptable to you, please execute the enclosed copy of this letter as indicated below and return it to me at your earliest opportunity.

                                         Yours truly,

                                         Draxis Health Inc.

                                         Per: /s/ Martin Barkin

                                         Martin Barkin, M.D., F.R.C.S.C.
                                         President & Chief Executive Officer

        I accept the above-noted terms of employment with Draximage as Executive Vice President, and in consideration of my continued employment with Draximage and the payment of the benefits identified in paragraphs 2, 4, 5, 6, 7, 8, 9 and 11 above, the sufficiency of which is acknowledged, and I agree to comply with and be bound by the terms of employment outlined in this Agreement.

        Dated at Montreal, the 3rd day of October, 1997.


                                          /s/ Richard J. Flanagan
                                         ---------------------------------------
                                         Dr. Richard J. Flanagan

                                                                      APPENDIX A

                                 DRAXIMAGE INC.
                            LONG-TERM INCENTIVE PLAN

                                                      12 September, 1997 (FINAL)

1.   PLAN OBJECTIVES       -   To provide management employees with meaningful incentive to grow the value of
                               Draximage Inc. ("Newco") and to allow them to share the benefits of that value creation

2.   FUNDAMENTAL           -   Newco is a 100% wholly-owned subsidiary of Draxis
     PRINCIPLES AND        -   There is no minority share ownership in Newco
     FEATURES              -   Considerable opportunity for Draxis share ownership is available to all employees
                           -   Plan requires no up-front investment by employees
                           -   The Plan's structure aims for simplicity in understanding, application, and administration

3.   NEWCO FINANCING       -   On Closing, Newco to be capitalized by Draxis approximately as follows:
     PRINCIPLES

                                   Common Equity              $ 5,635,000
                                   Demand Loan                  2,625,000
                                                              -----------
                                                              $ 8,260,000
                                                              ===========

                           -   Interest on demand loan will accrue at prime plus 1%
                           -   Funds to be applied as follows:

                                   Asset Purchase (to MFCI)   $ 7,510,000
                                   Interest (to MFCI)              44,940
                                   Transaction Costs (est.)       705,060
                                                              -----------
                                                              $ 8,260,000
                                                              ===========

                           -   Draxis to provide a $1 million revolving demand line of credit to Newco. Interest on line of credit will be prime plus 1%
                           -   Newco to retain benefit of free cash-flow; however, common dividends may be declared and in such event, Draxis and representatives of participants in the
                               Plan will negotiate in good faith an adjustment to the Plan in order that the participants' interests remain substantively the same as if dividends had not been declared. Similar adjustments would be made should there be a reduction of the original equity amount
                           -   Subsequent payments to MFCI in respect of Asset Purchase Agreement to be funded first from Newco free cash-flow and second from debt or preferred share investment by Draxis
                           -   Capital expenditures incurred in connection with the establishment of Newco as an independent operating entity to be funded first from external third-party borrowing or lease arrangements, second from Newco free cash-flow, and third

DRAXIS HEALTH INC.                                                   Page 1 of 6

                               from debt or preferred share investment by Draxis
                           -   Funding of additional capital requirements to be determined on a case by case basis

4.   DRAXIS MANAGEMENT     -   Any fees payable to Draxis shall be based on Draxis' actual costs on a fair and
                               FEES reasonable basis to cover such items as specific resources at cost and general administration allocations

5.   LIQUIDITY GUARANTEE   -   Liquidity under the terms of the Plan is guaranteed by Draxis in the form of cash and/or Draxis common shares at market (average of daily high and low board lot trading prices on each of the five immediately preceding trading days on the
                               TSE), at Draxis' option. Draxis to use its best reasonable efforts (subject to securities regulatory requirements) to ensure that any shares so issued would be freely tradeable in Canada)

6.   VALUATION MECHANISM   -   En bloc fair market value determined on the following dates:
                               -   the date(s) on which a valuation is required in respect of either or both of
                                   RD and RF's interest in this Plan
                               -   December 31, 2002
                               -   June 30, 2007 (i.e. date of termination of Plan)
                           through independent valuation, the cost of which shall be borne by Newco

                           -   Initial valuator to be selected by Draxis in consultation with participants
                           -   If participants are not satisfied with initial valuation, participants may have another valuation prepared at their own expense
                           -   If discrepancy between two valuations is less than 15%, the average of the two valuations will be used
                           -   If discrepancy is more than 15%, a third valuator will be selected by consensus
                               (or by lot from alternatives put forth by two sides) who will select which of the two valuations is correct (i.e. baseball arbitration). The cost of the third valuator shall be borne equally by both parties
                           -   Valuations required for administration of the Plan on dates other than those specified above, will be interpolated based on compound annual growth rates as per independent valuations unless Draxis, at its sole discretion, elects to have independent valuation process administered

7.   TERM OF PLAN          -   Maximum of 10 years subject to other terms specified below (i.e. June 30, 2007), at which time monetization will occur for any residual interests

8.   IMPACT ON OTHER       -   None; Plan is in addition to any other provisions for eligible compensation
     PLANS                     and/or share ownership plans

9.   ADMINISTRATION COSTS  -   Newco pays all its own set-up and administration costs
                           -   Employees requiring personal financial, legal, or other related counseling are responsible for costs incurred

10.  CESSATION OF          -   Treatment under the Plan on Cessation of Employment is divided into two sets of
     EMPLOYMENT                circumstances as follows:
                           -   VOLUNTARY TERMINATION PRIOR TO AGE 65 AND INVOLUNTARY TERMINATION WITH SERIOUS
                               REASONS AT ANY TIME:
                               -   Valuation determined as of date of termination
                               -   Only benefits and rights that have been vested at the time of such termination are maintained
                               -   Monetization occurs as soon as possible after the next valuation date
                           -   VOLUNTARY TERMINATION (INCLUDING RETIREMENT) AFTER AGE 65;

DRAXIS HEALTH INC.                                                   Page 2 of 6

                               INVOLUNTARY TERMINATION WITHOUT SERIOUS REASON AT ANY TIME; DEATH AT ANY TIME
                               WHILE EMPLOYED FULL-TIME; AND PLACEMENT ON PERMANENT LTD:
                                -  If date of termination is before December 31, 2000, valuation determined on later of December 31, 1999 and first anniversary of termination
                                -  If date of termination is on or after December 31, 2000, valuation is determined on later of December 31, 2001 and date of termination
                                -  All benefits and rights that have been earned (whether vested or not) at the date of termination
                                -  Monetization occurs as soon as possible after the applicable valuation date

11.  CONDITIONS WITH       -   An employee involved in a divorce after accruing benefits or rights in the Plan
     REFERENCE TO              must take full responsibility for ensuring that all affected parties waive their
     DIVORCE OF                rights with respect to the Plan after the death, retirement, termination, or
     PARTICIPANT               placement on LTD of the employee, that would require the Plan administrators to make any special provisions or arrangements which differ from the terms and conditions of the Plan under the specified circumstances involved
                           -   This is not intended to prevent allowing participants to make separate arrangements for settling issues with respect to any benefits to be received under the Plan between themselves and their spouses, subject to the applicable legislative jurisdiction

12.  IN THE EVENT OF       -   Draxis and representatives of participants in the Plan will negotiate in good faith,
     SALE, MERGER,             terms and conditions of arrangements for Plan continuance, conversion, or
     INITIAL PUBLIC            replacement with the prime objective being to provide for fair and equitable
     OFFERING OF NEWCO,        treatment of Plan participants
     OR SALE OF            -   Binding arbitration process to be employed for dispute resolution
     SUBSTANTIALLY ALL
     OF THE ASSETS OF
     NEWCO

13.  FIXED PORTION OF      -   Fixed portion of participating interest granted on Closing and is not subject to
     PARTICIPATING             EBITDA or ROE tests
     INTEREST              -   Vesting of fixed portion of participating interest on third anniversary of Closing
                           -   Fixed portion of participating interest equal to: 1.5% of aggregate increase in value of common equity of Newco from initial base assuming no dilution, to each of RD and RF
                           -   Value of fixed portion to each of RD and RF to have a minimum value of $50,000 provided that there has been no diminution in value of Draxis' initial equity investment in Newco calculated as at date of valuation

14.  VARIABLE PORTION OF   -   As set out in Schedule A
     PARTICIPATING
     INTEREST

DRAXIS HEALTH INC.                                                   Page 3 of 6

15.  ALLOCATION OF         -   45% to each of RD and RF
     VARIABLE PORTION OF   -   3.33% to each of JC, HD and DT
     PARTICIPATING
     INTEREST

DRAXIS HEALTH INC.                                                   Page 4 of 6

                                 DRAXIMAGE INC.
                            LONG-TERM INCENTIVE PLAN
                                   SCHEDULE A

  EARNING FORMULA AND THRESHOLDS FOR VARIABLE PORTION OF PARTICIPATING INTEREST

                                          PERFORMANCE               EBITDA        PERCENTAGE
                                            PERIOD                FINANCIAL       OF MAXIMUM
      AWARD DATE                        (IF APPLICABLE)          TEST (1)(2)      AWARD (3)(4)             VESTING
      ----------                        ---------------          -----------      ------------             -------
January 1, 1998                  July 1 - December 31, 1997           $A              25 %         3rd anniversary of award
January 1, 1999                  January 1 - December 31, 1998        $B              25 %         3rd anniversary of award
January 1, 2000                  January 1 - December 31, 1999        $C              25 %         3rd anniversary of award
January 1, 1998, 1999 or 2000    July 1 - December 31, 1999      $A+ $B + $C          50 %         3rd anniversary of award
                                                                                     ------

                                                                                     125.00%
                                                                                     ======

(1) Annual EBITDA amounts as per initial Newco Business Plan, excluding earnings arising from sales of New Products and such other pro-forma adjustments which are beyond the control of management
(2) Product sales for Newco's existing products included in the initial Newco Business Plan will be as per the Frosst Radiopharmaceutical business plan utilized as part of the due diligence review of the acquisition
(3)  Maximum award capped at 100%
(4) In the event of a "type 2" termination event (as defined in paragraph 10 of the attached term sheet) which occurs prior to December 31, 1999, the "earning formula" set forth in the above table will be applied on a pro-rata basis for the portion of the year, if any, in which the termination event has occurred from January 1 of the year in which the termination occurs to the most recently completed month-end prior to the date of termination

                   VARIABLE PORTION OF PARTICIPATING INTEREST

   Compound Annual Rate of                    Aggregate                              Aggregate
 Growth of Equity from July 1,                 Maximum                                 Maximum
  1997 to Date of Valuation                  Award (1)(2)                           Award (1)(3)
  -------------------------                  ------------                           ------------
             LESS THAN=5%                          2%                                      2%
     GREATER THAN 5% LESS THAN= 10%                4%                                      4%
    GREATER THAN 10% LESS THAN= 15%                6%                                      6%
    GREATER THAN 15% LESS THAN= 20%                7%                                      7%
    GREATER THAN 20% LESS THAN= 25%                8%                                     10%
    GREATER THAN 25% LESS THAN= 30%                9%                                     10%
            GREATER THAN 30%                      10%                                     10%

DRAXIS HEALTH INC.                                                   Page 5 of 6

(1) As a percent of aggregate increase in value of common equity of Newco from initial base assuming no dilution
(2)  For valuation dates prior to December 31, 2002
(3)  For valuation dates on or after December 31, 2002

DRAXIS HEALTH INC.                                                   Page 6 of 6

                                                                      APPENDIX B

                               DRAXIS HEALTH INC.

                                 CODE OF ETHICS

It is the policy of Draxis Health Inc. including its subsidiaries (collectively referred to as the "Company") to conduct its business affairs honestly, ethically and in full accordance with the law. Conduct that may raise questions as to the Company's, or any of its employee's, director's or representative's honesty, integrity, impartiality, or reputation, or activities that could cause embarrassment to the Company or damage its reputation are prohibited. Any activity, conduct, or transaction that may appear to be unethical, illegal, or improper business conduct must be avoided. Under this policy, "Company Representative" shall mean any employee, director, officer or consultant engaged by the Company. All Company Representatives are subject to this policy.

CONFLICT OF INTEREST

It is the policy of the Company that transactions with other business entities, universities or other organizations and individuals shall not be influenced or affected by the personal interests or activities of any Company Representative. Activities or personal interests of the Company Representatives or their immediate family members which create the appearance of a conflict of interest should generally be avoided so as not to reflect negatively on the reputation of the Company or its Representatives.

Activities or personal interests of Company Representatives, including those of their immediately family members, which could appear to influence the objective decisions required in the performance of their Company responsibilities are considered to be a conflict of interest and are prohibited unless approved in writing by the Company's audit committee. Such conflicts may create a presumption of favouritism or damage the reputation of the Company or its Representatives in the eyes of others with whom the Company may transact business, including shareholders and the investment community.

The following activities or interests would be considered conflicts of interest under this policy except with the Company's prior knowledge and consent:

1. Ownership in any competing business or in any outside concern which does significant business with the Company.

2. Provision of services as a director, manager or consultant, employee or independent contractor to any outside concern which does significant business with the Company or in a competing business.

3. Acceptance of any compensation, gifts or favours of more than nominal value (less than $100), loans, excessive entertainment or other similar activities from any outside concern which does or seeks to do business with the Company or is its competitor.

4. Representation of the Company in any transaction in which the employee or a related person has a substantial personal interest.

5.      Use of Company assets to promote personal interests.

6. Direct or indirect competition with the Company in the purchase, sale, or development of property, property rights, or products.

7. Authorization, payment, (or acceptance) of bribes in favour of influencing any decision or action or inaction by any party.

The following rules of conduct are to be applied while serving as a Representative of the Company to avoid any conflict or appearance of conflicts of interest.

1. GIFTS: Money, or its equivalent, may not be accepted from a vendor. Personal gifts of any kind must never be suggested or encouraged. Nominal and unsolicited gifts of minimal value (less than $100) may be accepted at the recipient's discretion.

2. MEALS & REFRESHMENTS: At the vendor's invitation, a Representative may accept meals or refreshments at a vendor's expense. Excessive, elaborate or frequently repeated arrangements are not acceptable.

3. ENTERTAINMENT: Occasional attendance at a theater or sporting event, or for similar entertainment at vendor's expense may be accepted.

4. LOANS: Personal loans may never be accepted from a vendor, or obtained or guaranteed for any purpose by a vendor. This does not apply to loans obtained independently and in the ordinary course of business from a bank or other public lending institution, including those which do business with the Company.

5. TRAVEL & LODGING: Travel and lodging for an employee may not be accepted from, or reimbursed by, a vendor unless such travel and lodging is for educational or consultative purposes and is approved in advance by the President and Chief Executive Officer. All other business travel as a Representative of the Company will be at the Company's expense and according to the Company's business travel policies. Under no circumstance may a Company Representative accept travel or lodging from a vendor for a family member or friend.

6. GAMBLING: Participation with a vendor in gambling or a contest which may result in personal gain or more than a nominal value is prohibited.

7. CONTESTS, PRIZES, AWARDS & COMMISSIONS: Company Representatives may not participate in or receive personal benefit from a vendor-sponsored contest or promotional effort unless it has been approved by the President. No employee responsible for buying a vendor's product may participate in or personally benefit from a vendor-sponsored contest or economically valuable award, excluding frequent flyer programs. No employee may receive monetary or other incentive rewards or commissions for sales performance or otherwise, except from the Company, without prior approval by the President.

8. PERSONAL SERVICES TO VENDORS: No Representative of the Company may render any personal or professional services to a vendor or competitor for compensation or other personal benefit, whether or not outside business hours. "Vendors" include any entity with which the Company has contractual relationships.

9. COMPANY ASSETS: No Representative of the Company may use Company assets, facilities or positions to promote personal interests.

These rules must be interpreted broadly and not technically. "Vendor" includes any representative of a vendor. "Goods" also includes services. Any employment or similar involvement with a vendor of a Company Representative's immediate family should be promptly disclosed to the Company. Ownership interest in a vendor company should be avoided, and must be disclosed. Misinterpretation of these rules does not excuse a violation.

COMPLIANCE WITH LAWS

All Company Representatives are expected to act in full accordance with all domestic and foreign laws and regulations applicable to the business of the Company. Violation of laws or regulations or compromise of the Company's ethical expectations could result in written reprimands or other disciplinary action, including termination and criminal or civil legal proceedings where applicable.

The Company is involved, from time to time, in matters which are sensitive in nature and important to the Company, its Representatives and its shareholders. Securities laws impose certain obligations on the Company regarding the disclosure of information to the investing public. To comply with these laws and the regulations promulgated thereunder, the Company has established the following policies and procedures which are applicable to all Company
Representatives:

1. CONFIDENTIALITY: The Company's ability to effectively discharge its disclosure obligations under the securities laws can be adversely affected by the premature or otherwise unauthorized disclosure of internal information relating to the Company. All Company Representatives, therefore, must make every effort to maintain the confidentiality of the Company's internal information. These efforts include securely handling and storing all sensitive documents. Company Representatives should not communicate internal information to friends, family or other third party, except as may be required in the ordinary course of business.

2. DESIGNATED SPOKESPERSON: The Company has designated the President and Chief Executive Officer of the Company as spokesperson for the Company in respect of general and financial matters respectively. No other Representatives of the Company are authorized to speak on behalf of the Company unless authorized by the President of the Company. All third party inquiries should be referred to the Company's President.

3. TRADING OF SECURITIES: Securities laws prohibit any person from trading in the Company's securities while in possession of significant information concerning the Company which has not already been disclosed to the investing public, or from disclosing such information to another person who is likely to trade in the Company's securities. In addition, no Representative shall trade in the Company's securities during the period commencing five (5) trading days prior to and ending one (1) trading day following the release of the Company's quarterly or annual financial results. Similarly, no Representative shall trade in securities of any of the Company's associates or affiliates (as defined in the SECURITIES ACT (ONTARIO)) which are public companies during the period commencing five (5) trading days prior to and ending one (1) trading day following the release of the quarterly or annual results of such public companies.

4. RESPONDING TO RUMORS: Rumors concerning the business and affairs of the Company may circulate from time to time. The Company and its Representatives will generally not comment or respond to rumors. All requests for comments or responses must be referred to the President of the Company.

CONFIDENTIALITY & PROPRIETARY INFORMATION

Except in specific performance of Company business or under specific authorization by the Company, Company Representatives are prohibited from disclosing or using confidential or proprietary information, both technical and non-technical, which belongs to the Company and which the Company considers to be its trade secrets. Such information may be, or may have been, made available to, or developed by, Company Representatives during their association with the Company.

Except in specific performance of Company business or under specific authorization by the owner, Company Representatives are prohibited from disclosing or using confidential, material or proprietary information or trade secrets belonging to others. In addition, all Representatives will be required to execute a Confidentiality Agreement with the Company as a condition of employment or engagement.

DISCLOSURE & REVIEW

All Company Representatives are required to disclose information concerning an actual or potential conflict of interest to the President or audit committee. The audit committee will review details of the conflict or violation and render a determination or exception to the policy matter in question.

Any Company Representative whose activities or personal interests are determined to be a conflict or interest or a violation of the Company's ethical expectations must eliminate such conflict in a manner approved by the audit committee. Failure to take appropriate action to eliminate the conflict or violation shall be cause for written reprimand or other disciplinary action including termination and criminal or civil legal proceedings where applicable.

I have read, understand and agree to comply with the letter and intent of this policy.

------------------------------------      --------------------------------------
Witness                                   Signature

                                          --------------------------------------
                                          Date